U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

USA

Handled by	Our reference	The Hague
J.O. van Klinken	M/LEGL/KKN	March 27, 2018
Telephone +31 70 344 73 08

Re: Notice of disclosure filed in Securities Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Aegon N.V. has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the Securities and Exchange Commission on March 23, 2018. The disclosure can be found under the heading “Compliance with regulations” in the Annual Report on Form 20-F and is incorporated by reference herein.

Sincerely,

/s/ J.O. van Klinken

J.O. van Klinken

General Counsel